SBSE-A/A Application Updates

Citigroup Global Markets Ltd
CIK ID :0001012467
NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for October 23 have been made to provide an update the legal opinion.

This was returned as suspended SUSPENDED FORM TYPE XXXXXXXXXX (0001012467-23-000003)and I have resubmitted with the attached schedules which I previously did not include.